# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: UL Solutions Inc., CIK 0001901440
CUSIP: 903731107
Title of class of securities: Class A Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 333 Pfingsten Rd., Northbrook, Illinois (IL), 60062
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002000949

## Reporting persons
- ULSE Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 123,755,000; sole dispositive power 0; shared dispositive power 123,755,000; aggregate amount beneficially owned 123,755,000 (61.6% of the class)
  Comment: The amounts reported in Items 6, 8 and 9 reflect 123,755,000 shares of Class B common stock held directly by ULSE Inc., which are convertible at any time at the option of the holder into Class A common stock on a one-for-one basis.
  
  The percent of Class A common stock reported in Item 11 is based on 77,257,235 shares of Class A common stock outstanding as of December 19, 2025, based on information in the Issuer's prospectus supplement on Form 424B7 filed with the Securities and Exchange Commission (the "SEC") on December 5, 2025 and information from the Issuer, plus 123,755,000 shares of Class A common stock issuable upon the conversion of Class B common stock.
- Underwriters Laboratories Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 123,755,000; sole dispositive power 0; shared dispositive power 123,755,000; aggregate amount beneficially owned 123,755,000 (61.6% of the class)
  Comment: The amounts reported in Items 6, 8 and 9 reflect 123,755,000 shares of Class B common stock held directly by ULSE Inc., which are convertible at any time at the option of the holder into Class A common stock on a one-for-one basis.
  
  The percent of Class A common stock reported in Item 11 is based on 77,257,235 shares of Class A common stock outstanding as of December 19, 2025, based on information in the Issuer's prospectus supplement on Form 424B7 filed with the Securities and Exchange Commission (the "SEC") on December 5, 2025 and information from the Issuer, plus 123,755,000 shares of Class A common stock issuable upon the conversion of Class B common stock.

## Item 1. Issuer
Name of issuer: UL Solutions Inc.
Address of issuer's principal executive offices: 333 Pfingsten Rd., Northbrook, Illinois, 60062

## Item 2. Person Filing
Name of person filing:
This statement is filed by the following (each hereinafter individually referred to as a "Reporting Person" and collectively as the "Reporting Persons"):

(i) ULSE Inc., a Delaware nonprofit nonstock corporation, which directly holds Class B common stock; and
(ii) Underwriters Laboratories Inc., a Delaware charitable nonstock corporation, which is the sole member of ULSE Inc.

ULSE Inc. is managed by a board of directors consisting of Beth Brooke, Philip S. Khoury, Jeffrey M. Marootian, James M. Shannon, Elisabeth Torstad and Joel R. Wittenberg, none of whom, acting individually, has voting control or investment discretion with respect to the securities owned by ULSE Inc. Underwriters Laboratories Inc. is the sole member of ULSE Inc. and is managed by a board of trustees consisting of James P. Dollive, James J. Hudgens, Kathleen E. Jacobs, Richard P. Owen, Darryll J. Pines, James M. Shannon, Elisabeth Torstad, Ian A. Waitz and George A. Williams, none of whom, acting individually, has voting control or investment discretion with respect to the securities owned by ULSE Inc.

The Joint Filing Agreement among the Reporting Persons to file this Schedule 13G jointly in accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), is filed as Exhibit A to the original Schedule 13G filed November 8, 2024.
Address of principal business office or, if none, residence: 1603 Orrington Ave, Suite 2000, Evanston, Illinois 60201
Citizenship: See Item 4 of each of the cover pages.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See Item 9 of each of the cover pages.
Percent of class: See Item 11 of each of the cover pages.
Sole power to vote or to direct the vote: See Item 5 of each of the cover pages.
Shared power to vote or to direct the vote: See Item 6 of each of the cover pages.
Sole power to dispose or to direct the disposition: See Item 7 of each of the cover pages.
Shared power to dispose or to direct the disposition: See Item 8 of each of the cover pages.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- ULSE Inc.: /s/ Doris Concepcion, Doris Concepcion, Interim Chief Financial Officer (02/10/2026)
- Underwriters Laboratories Inc.: /s/ D. Michael Murray, D. Michael Murray, Vice President, Corporate Affairs (02/10/2026)